Therapix biosciences ltd.

5 Azrieli Center (Square Tower)

Tel Aviv, 6702501 Israel

December 5, 2016

Via EDGAR

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Therapix Biosciences Ltd. Amendment No.1 to Registration Statement on Form F-1 Submitted November 23, 2016 File No. 333-214458 CIK No. 0001611746

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of December 2, 2016, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On December 5, 2016, we filed an amendment to our registration statement on Form F-1. Page references in our responses are to the amended Form F-1.

The Offering, page 4

1.            We refer to your statement that the ADSs and the warrants will be issued and sold in equal proportion. We also note that the overallotment option is for additional ADSs “and/or additional warrants.” Please clarify whether the overallotment ADSs and warrants would also be issued in equal proportion.

Response: We have revised our disclosure on pages 4 and 114 to clarify that the underwriters may exercise the overallotment option with respect to the ADSs only, the warrants only, or a combination thereof.

Capitalization, page 41

2.            It appears from disclosure on page 104 that the anti-dilution provisions of your warrants to be issued in this offering may violate the fixed-for-fixed notion inherent in paragraph 11 of IAS 32 in order to classify these warrants in equity. Please provide us your analysis of all of the provisions of your warrants as to whether they qualify for equity or liability classification and reference for us the authoritative literature you rely upon to support your position. To the extent these warrants will be liability classified, please revise your pro forma capitalization presentation to separately classify the estimated fair value of these warrants as liabilities.

Response: We have removed the anti-dilution provisions from the warrants. We have revised our disclosure on page 104 accordingly.

Notwithstanding the foregoing, we have concluded that pursuant to IAS 32, the warrants to be issued in this offering should be classified as a financial liability due to the cashless exercise mechanism and the exercise price of the warrants.

Cashless Exercise

The warrants will contain a cashless exercise mechanism. IAS 32.11(b)(ii), with respect to financial liabilities, states that a contract that will or may be settled in the entity's own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments is a financial liability.

According to IAS 32.AG27(d), a contract that will be settled in a variable number of the entity's own shares whose value equals a fixed amount or an amount based on changes in an underlying variable is a financial asset or financial liability. Such a contract is a financial asset or financial liability even if the underlying variable is the entity's own share price.

In a cashless exercise, the difference between the value of the fixed number of warrants to be delivered by the issuer and the fixed amount of cash to be paid by the warrant holder will be settled net by the issuer through the transfer of a number of ADSs equal to the difference. As the number of ADSs to be transferred will vary depending on the underlying value of the ADSs, this meets the definition of a financial liability as described above. IAS 32.IE19 also contains an example of the classification as a financial liability of a derivative (option) with a net share settlement.

Exercise Price

An additional reason that the warrants should be classified as a financial liability is due to the fact that the warrants have an exercise price denominated in U.S. dollars, whereas our functional currency is New Israel Shekels.

In April 2005, the IFRS Interpretations Committee considered situations in which contracts require an entity to issue a fixed number of equity instruments in exchange for a fixed amount of cash denominated in a currency other than the entity's functional currency. The Committee noted that although this matter was not directly addressed in IAS 32, it was clear that, when the question is considered in conjunction with guidance in other Standards, particularly IAS 39, any obligation denominated in a foreign currency represents a variable amount of cash. Consequently, the Committee concluded that a contract settled by an entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency should be classified as a financial liability.

We have revised our pro forma capitalization presentation to reflect the foregoing.

Description of American Depositary Shares and Warrants

Warrants to be Issued as Part of this Offering, page 104

3.            We refer to your statement that unless otherwise specified in the warrant, the holder will not have the right to exercise (in whole or in part) if, after giving effect to the exercise, the holder would beneficially own in excess of 4.99% of your ordinary shares outstanding. Please add a risk factor discussing this limitation. Please also tell us the significance for this threshold.

Response: We have added a risk factor in response to the Staff's comment on page 28. In addition, we have revised our disclosure on page 104 to clarify that holders may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days' prior notice.

The significance of this limitation is that it provides a mechanism in which investors can stay below the beneficial ownership thresholds of Section 13 and/or Section 16, as applicable, of the Securities Exchange Act of 1934, as amended.

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If you have any questions or require additional information, please call our attorneys, Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Dr. Elran Haber
Chief Executive Officer

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